SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated January 25, 2007 - "Mirador Project Timeline Extended"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com
"NEWS RELEASE"
For Immediate Release	January 25, 2007
TSX: CTQ, AMEX: ETQ

MIRADOR PROJECT TIMELINE EXTENDED

VANCOUVER, BRITISH COLUMBIA, January 25, 2007 - The Company’s accelerated Mirador project development plan was based on having key permits and government agreements completed by this time (e.g., the Investment Contract). Since the required agreements are still being processed and we are still under a suspension order by the Ministry of Mines, the Board of Directors has elected to minimize its current project obligations with suppliers of key long lead-time components to the Mirador project. The Company is well supplied with capital in excess of $CDN 120 Million in equity funds. Based on current information, it is estimated that the start of production at Mirador will be delayed from late 2008 as planned to mid-2009, largely due to adjustments to long lead-time equipment deliveries as a result of this decision.

Corriente has been in constructive discussions with the incoming administration of Ecuador’s President Raphael Correa regarding the resumption of fieldwork at the Mirador project site (see the company’s News Release dated December 8, 2006). While the Government has indicated support for such resumption, it has yet to provide clear and sufficient indications of when this will be achieved. Corriente will continue to meet with the Correa Administration over the near term so that the goal of re-starting fieldwork can be achieved as soon as possible.

Over the next few months, we expect to firm up a revised project construction timeline and re-schedule equipment deliveries. In addition, we will continue work on optimization of the Mirador project in such areas as waste rock dump design, hydrology and environmental studies as well as other areas of potential capital cost savings that have been identified in an independent review of the project.

Ken Shannon, CEO, stated "We remain committed to our stakeholders at the Mirador project and the nearby communities in Zamora Chinchipe and Morona Santiago Provinces, especially the villages of Tundayme, Valle de Quimi and the Shuar People of Zamora, with whom we have worked over the last six years to improve their medical care, housing, education and employment. Ultimately, it is our belief that the will of the local communities to provide a better future for their children will be a deciding factor to proceed with the development of responsible, long-term mining activities at Mirador".

ABOUT CORRIENTE

Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

For further information, please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: January 25, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer